UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

KINDER MORGAN, INC.
(Exact name of registrant as specified in its charter)

Kansas
(State of incorporation or organization)

48-0290000
(I.R.S. Employer Identification Number)

500 Dallas Street
Suite 1000
Houston, Texas 77002
(Address, including zip code, of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock	New York Stock Exchange, Inc.

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [  ]

     Securities Act registration statement file number to which this form relates:
…..(if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:   None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

     Items 1 and 2 of the Registration Statement on Form 8-A of Kinder Morgan, Inc., filed with the Securities and Exchange Commission on August 27, 1970, as amended, are hereby amended to read in their entirety as set forth below. References in this registration statement to "we," "us," "our," and similar references mean Kinder Morgan, Inc.

Item 1.    Description of Registrant's Securities to be Registered.

     This registration statement registers our common stock, the material terms of which are summarized below. Also summarized below are the terms of our Class A preferred stock and Class B preferred stock to the extent that the rights evidenced by, or amounts payable with respect to, shares of our common stock are materially limited or qualified by the rights of our Class A preferred stock and Class B preferred stock. This description is only a summary and is qualified in its entirety by reference to our articles of incorporation and by-laws, as amended. Copies of those documents are on file with the Securities and Exchange Commission as exhibits to this document and are incorporated herein by reference. You should read carefully the more detailed provisions of our articles of incorporation and by-laws, as amended, because they, and not this summary, govern the rights of holders of our common stock.

Common Stock

     Our articles of incorporation, as amended, authorize us to issue 150,000,000 shares of common stock, par value $5.00 per share. As of March 19, 2003, there were approximately 122 million shares of our common stock issued and outstanding, and as of that date we held approximately 8.2 million shares as treasury stock.

     Dividend Rights.  Subject to provisions of law and the preferences of our Class A preferred stock and Class B preferred stock, the holders of shares of our common stock are entitled to receive dividends at such time and in such amounts as may be determined by our board of directors.

     Voting Rights.  The holders of our common stock are entitled to one vote for each share on each matter submitted to a vote of our stockholders, and do not have cumulative voting rights in the election of directors.

     Liquidation Rights.  In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment or provision for payment of our debts and other liabilities and the preferential amount to which holders of shares of our Class A preferred stock and Class B preferred stock are entitled, if any of such shares are outstanding, the holders of our common stock are entitled to share ratably in our remaining assets.

     No Preemptive, Subscription, Redemption or Conversion Rights. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Class A Preferred Stock

     Our articles of incorporation authorize our board of directors, without further action by the holders of our common stock, to issue 200,000 shares of Class A preferred stock in one or more series and to fix the powers, preferences and rights thereof. The Class A preferred stock of each series ranks on a parity with the Class A preferred stock of every other series in priority of payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding up. All shares of any one series of our Class A preferred stock are identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates accumulate (if cumulative). As of March 19, 2003, no shares of our Class A preferred stock are issued or outstanding and no series of our Class A preferred stock have been designated.

     Priority.  As to the payment of dividends and the distribution of assets on any dissolution, liquidation or winding up, our Class A preferred stock ranks senior to our Class B preferred stock and our common stock.

     Dividend Rights.  The holders of shares of our Class A preferred stock are entitled to receive, when and as declared by our board of directors, preferential dividends in cash payable at such rate, from such date, and on such quarterly dividend payment dates and, if cumulative, cumulative from such date or dates, as may be fixed by the provisions of our articles of incorporation or any amendment thereto or by the resolutions of our board of directors. So long as any Class A preferred stock is outstanding, we may not pay or declare any dividends on any stock junior to the Class A preferred stock or, except under limited circumstances, purchase, redeem or otherwise acquire any shares of stock junior to the Class A preferred stock unless:

•

there are no arrearages in dividends on the Class A preferred stock for any past quarterly dividends and dividends in full for the current quarterly dividend period have been paid or declared on all of the Class A preferred stock;

•	we have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all sinking funds, if any, for the Class A preferred stock of any series; and
•	we are not in default on any of our obligations to redeem any of the Class A preferred stock.

       Liquidation Rights.  In the event of our liquidation, dissolution or winding up, the holders of our Class A preferred stock of each series are entitled to receive in full out of our assets the sum of $100 for each share of our Class A preferred stock held by them, plus any arrearages in dividends thereon, before any distribution is made to the holders of shares of any stock junior to our Class A preferred stock. If our assets are insufficient to permit the payment of the full preferential amounts payable to the holders of shares of Class A preferred stock of the respective series in the event of a liquidation, dissolution or winding up, then the assets available for distribution to those holders shall be distributed ratably in proportion to the full preferential amounts payable on the respective shares.

     Redemption.  We may, at the option of our board of directors, redeem the whole or any part of our Class A preferred stock, or of any series thereof, at any time or from time to time within the period during which such stock is, according to our articles of incorporation or any amendment thereto or the resolutions of our board of directors, redeemable at the option of the board, by paying such redemption price thereof as has been fixed by our articles of incorporation or any amendment thereto or by the resolutions of our board.

     Restrictions on Certain Actions.  We may not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of our Class A preferred stock then outstanding:

•

amend, alter or repeal any of the provisions of our articles of incorporation or by-laws so as to adversely affect the voting powers, rights or preferences of the holders of any shares of our Class A preferred stock;

•

create any other class or classes of stock or any security convertible into, or exchangeable for or evidencing the right to purchase any stock of a class ranking on parity with the Class A preferred stock either as to dividends or upon liquidation;

•	increase the authorized amount of or create any class or classes of stock ranking prior to the Class A preferred stock; or
•

merge or consolidate with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock ranking prior to the Class A preferred stock and no securities which are convertible or exchangeable into stock ranking prior to the Class A preferred stock (with limited exceptions).

     In addition, we will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of any series of our Class A preferred stock then outstanding, amend, alter or repeal any of the provisions of our articles of incorporation or any amendment thereto or of the resolutions of our board of directors so as to adversely affect the powers, preferences or rights of the holders of any shares of our Class A preferred stock of such series (unless prior to the effectiveness of the event, provision has been made for the redemption of all shares of that series).

     Voting Rights.  Generally, each holder of shares of our Class A preferred stock has the right to vote upon a share-for-share basis with the holders of shares of our common stock on all matters upon which the holders of shares of our common stock are entitled to vote unless otherwise provided for in our articles of incorporation or any amendment thereto or in resolutions of our board of directors creating such series.

Class B Preferred Stock

     Our articles of incorporation authorize our board of directors to issue 2,000,000 shares of Class B preferred stock in one or more series and to fix the powers, preferences and rights thereof. Our Class B preferred stock of each series ranks on a parity with the Class B preferred stock of every other series in priority of payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding up. All shares of any one series of our Class B preferred stock are identical except as to the dates of issue and the dates from which dividends on shares of the series issued on different dates accumulate (if cumulative). Our board of directors has designated 150,000 shares of our Class B preferred stock as Class B Junior Participating Series Preferred Stock. For a description of the rights to acquire Class B Junior Participating Series Preferred Stock that are attached to shares of our common stock, see "Kinder Morgan, Inc. Rights Agreement." As of March 19, 2003, no shares of our Class B preferred stock, including the Class B Junior Participating Series B Preferred Stock, are issued or outstanding.

     Priority.  As to the payment of dividends and the distribution of assets on any dissolution, liquidation or winding up, our Class B preferred stock ranks senior to our common stock and junior to our Class A preferred stock.

     Dividend Rights.  The holders of shares of our Class B preferred stock are entitled to receive, when and as declared by our board of directors and subject to the rights of the holders of our Class A preferred stock, preferential dividends in cash payable at such rate, from such date, and on such quarterly dividend payment dates and, if cumulative, cumulative from such date or dates, as may be fixed by the provisions of our articles of incorporation or any amendment thereto or by the resolutions of our board of directors. Subject to the rights of the holders of our Class A preferred stock, if Class B Junior Participating Series Preferred Stock is issued, its holders would be entitled to receive quarterly dividends payable on the first day of January, April, July and October in each year in an amount per share equal to the greater of (a) $10 in cash or (b) subject to specified adjustments, 1,000 times the aggregate per share amount (payable in cash) of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of our common stock, declared on the common stock since the immediately preceding quarterly dividend payment date.

     So long as any Class B preferred stock is outstanding, we may not pay or declare any dividends on any stock junior to our Class B preferred stock or, except under limited circumstances, purchase, redeem or otherwise acquire any shares of stock junior to the Class B preferred stock unless:

•

there are no arrearages in dividends on the Class B preferred stock for any past quarterly dividends and dividends in full for the current quarterly dividend period have been paid or declared on all of the Class B preferred stock;

•	we have paid or set aside all amounts, if any, then or theretofore required to be paid or set aside for all sinking funds, if any, for the Class B preferred stock of any series; and
•	we are not in default on any of our obligations to redeem any of the Class B preferred stock.

     Liquidation Rights.  In the event of our liquidation, dissolution or winding up, the holders of our Class B preferred stock of each series are entitled to receive, subject to the rights of the holders of shares of our Class A preferred stock, the full preferential amount fixed by our articles of incorporation or any amendment thereto or by the resolutions of our board of directors, including any arrearages in dividends thereof, before any distribution is made to the holders of shares of any stock junior to the Class B preferred stock. In the event of any liquidation, dissolution or winding up, if Class B Junior Participating Series Preferred Stock is issued, its holders would be entitled to, subject to the prior rights of the holders of shares of our Class A preferred stock, an amount equal to the greater of (a) $1,000 per share or (b) an amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of our common stock, plus, in either case, an amount equal to accrued and unpaid dividends and distributions thereon. If our assets are insufficient to permit the payment of the full preferential amounts payable to the holders of shares of Class B preferred stock of the respective series in the event of a liquidation, dissolution or winding up, then the assets available for distribution to those holders shall be distributed ratably in proportion to the full preferential amounts payable on the respective shares.

     Redemption.  Generally, we may, at the option of our board of directors, redeem the whole or any part of the Class B preferred stock, or of any series thereof, at any time or from time to time within the period during which such stock is, according to our articles of incorporation or any amendment thereto or the resolutions of our board of directors, redeemable at the option of the board, by paying such redemption price thereof as has been fixed by our articles of incorporation or any amendment thereto or by the resolutions of our board. We may not, however, redeem any shares of our Class B Junior Participating Series Preferred Stock.

     Restrictions on Certain Actions. We will not, without the consent given in writing or the affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of our Class B preferred stock then outstanding:

•

amend, alter or repeal any of the provisions of our articles of incorporation or by-laws so as to adversely affect the voting powers, rights or preferences of the holders of  any shares of our Class B preferred stock;

•

create any other class or classes of stock or any security convertible into, or exchangeable for or evidencing the right to purchase any stock of a class ranking on parity with our Class B preferred stock either as to dividends or upon liquidation;

•	create any class or classes of stock ranking prior to our Class B preferred stock; or
•

merge or consolidate with or into any other corporation, unless the corporation resulting from such merger or consolidation will have after such merger or consolidation no class of stock ranking prior to our Class B preferred stock and no securities which are convertible or exchangeable into stock ranking prior to our Class B preferred stock (with certain exceptions).

     In addition, we will not, without the consent given in writing or affirmative vote given in person or by proxy at a meeting held for that purpose by the holders of at least 50% of the shares of any series of our Class B preferred stock then outstanding, amend, alter or repeal any of the provisions of our articles of incorporation or any amendment thereto or of the resolutions of our board of directors so as to adversely affect the powers, preferences or rights of the holders of any shares of our Class B preferred stock of such series (unless prior to the effectiveness of the event, provision has been made for the redemption of all shares of such series).

     Voting Rights.  Generally, each holder of shares of our Class B preferred stock will have the right to vote upon a share-for-share basis with the holders of shares of our common stock on all matters on which the holders of shares of our common stock are entitled to vote unless otherwise provided for in our articles of incorporation or any amendment thereto or in resolutions of our board of directors creating such series. The holders of shares of Class B Junior Participating Series Preferred Stock shall specifically be entitled to, subject to adjustment in certain events of a non-payment of dividends, 1,000 votes per share on all matters submitted to a vote of our stockholders.

Anti-Takeover Provisions

     Our articles of incorporation and by-laws contain provisions that may have the effect of discouraging persons from acquiring large blocks of our capital stock or delaying or preventing a change in control of us. The material provisions which may have such an effect are:

•	classification of our board of directors into three classes with the term of only one class expiring each year;
•

the removal of directors only for cause or by unanimous vote of the remaining members of our board of directors. Our articles of incorporation provide that a director may be removed for cause if the director has been convicted of a felony or has been adjudged to be liable for negligence or misconduct in his performance of his duty to us, in either case, by a court of competent jurisdiction and such conviction or finding of negligence or misconduct is no longer subject to direct appeal;

•	the limitation of the number of directors to a minimum of nine and a maximum of 15, with the exact number to be determined by our board of directors;
•	increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the three preceding provisions to two-thirds of our outstanding common stock;
•	the filling of any vacancy on our board of directors by the remaining directors then in office;
•	the requirement that certain business combinations or transactions involving us and any beneficial owner of more than 5% of our outstanding voting stock be approved by holders of at least two-thirds of our outstanding voting stock, including stock held by such beneficial owner, unless the business combination or transaction is (a) approved by our board of directors before such beneficial owner became a holder of more than 5% of our outstanding voting stock, (b) approved by members of our board who were in office prior to the time such beneficial owner became a holder of more than 5% of our voting stock sufficient to constitute a majority of the directorships, or (c) with an entity of which a majority of the outstanding shares of voting stock is owned by us and our subsidiaries;

•	increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the preceding provision to two-thirds or more of the then outstanding shares of our voting stock;
•

the requirement that certain business combinations or transactions involving us and any beneficial owner of 10% or more of our outstanding voting stock be approved by holders of at least 80% of our outstanding voting stock, including stock held by such beneficial owner, unless (a) the business combination or transaction is approved by three-fourths of the members of our board of directors then in office who do not beneficially own 10% or more of our voting stock and who are not an affiliate or associate of a person or an officer, director, employee or agent of a person who beneficially owns 10% or more of our voting stock or (b) certain conditions relating generally to the fairness of the price to be received by our stockholders in such business combination or transaction are satisfied;

•

increasing the stockholder vote required to amend, repeal or adopt any provision inconsistent with the preceding provision to 80% or more of our outstanding voting stock unless approved by an affirmative vote of three-fourths of the members of our board of directors then in office who do not beneficially own 10% or more of our voting stock and who are not an affiliate or associate of a person or an officer, director, employee or agent of a person who beneficially owns 10% or more of our voting stock;

•	certain procedural requirements for stockholder nominations to our board of directors;
•

the requirement that special meetings of stockholders may only be called by stockholders owning 51% or more of our outstanding voting stock, a majority of our board of directors, the Chairman of the board or our President;

•	a provision permitting only our board of directors to alter or repeal our by-laws; and
•	authorization for our board of directors to issue our preferred stock and to fix the powers, preferences and rights thereof.

     The Kansas General Corporation Code also prohibits a Kansas corporation from engaging in certain business combinations with an interested stockholder for a period of three years following the date the stockholder became an interested stockholder. The statute defines "interested stockholder," with exceptions, as (a) any person who owns 15% or more of the outstanding voting stock of the corporation; or (b) an affiliate or associate of the corporation who owns 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder. A corporation will not be prohibited from engaging in any business combination with an interested stockholder for a period of three years following the date the stockholder became an interested stockholder if, among other things: (a) prior to the date that the stockholder became an interested stockholder the board of directors approved the transaction which resulted in the stockholder becoming an interested stockholder; (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (c) on or subsequent to such date the business combination is approved by the board and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Kinder Morgan, Inc. Rights Agreement

     On August 17, 1995, our board of directors declared a dividend of one preferred share purchase right with respect to each outstanding share of our common stock. The description and terms of our rights are set forth in a rights agreement, dated as of August 21, 1995, as amended, between us and EquiServe Trust Company, N.A., as successor rights agent, a copy of which is filed with the Securities and Exchange Commission. The rights are designed to assure that all of our stockholders receive fair and equal treatment in the event of any proposed takeover of us and to guard against partial tender offers, open market accumulations and other abusive tactics that may be deployed to gain control of us. The rights will result in substantial dilution of the stock of any person or group, other than Richard D. Kinder, Portcullis Holdings, Inc. and their affiliates and associates, that acquires 20% or more of our stock on terms not approved by our board of directors.

Item 2.    Exhibits.

     Any reference made to K N Energy, Inc. in the exhibit list that follows is a reference to our former name and is made because the exhibit being listed was originally filed on or before October 7, 1999, the date we changed our name to Kinder Morgan, Inc.

Exhibit Number	Description of Exhibit
4.1

Certificate of Restatement of Articles of Incorporation of K N Energy, Inc., incorporated by reference to Exhibit 3(a) to Kinder Morgan, Inc.'s Annual Report on Form 10-K/A, Amendment No. 1, for the year ended December 31, 1999.

4.2

Certificate of Amendment of Certificate of Restatement of Articles of Incorporation of K N Energy, Inc., as filed on May 5, 1998, incorporated by reference to Exhibit 4.19 to the Registration Statement on Form S-3 (Registration No. 333-55921) of K N Energy, Inc. filed on June 3, 1998.

4.3

Certificate of Amendment of Certificate of Restatement of Articles of Incorporation of K N Energy, Inc., incorporated by reference to Exhibit 3.1 to Kinder Morgan, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

4.4	By-laws of Kinder Morgan, Inc., as amended October 7, 1999, incorporated by reference to Exhibit 3.2 to Kinder Morgan, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.
4.5

Form of certificate representing common stock of Kinder Morgan, Inc., incorporated by reference to Exhibit 4.1 to Kinder Morgan, Inc.'s Registration Statement on Form S-3 (Registration No. 333-102963) filed on February 4, 2003.

4.6

Rights Agreement between K N Energy, Inc. and the Bank of New York, as Rights Agent, dated as of August 21, 1995, incorporated by reference to Exhibit 99.1 to K N Energy, Inc.'s Form 8-A filed on August 31, 1995.

4.7

Amendment No. 1 to Rights Agreement between K N Energy, Inc. and the Bank of New York, as Rights Agent, dated as of September 8, 1998, incorporated by reference to Exhibit 10(cc) to K N Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

4.8

Amendment No. 2 to Rights Agreement between K N Energy, Inc. and First Chicago Trust Company of New York, as successor-in-interest to the Bank of New York, as Rights Agent, dated July 8, 1999, incorporated by reference to Exhibit 4.1 to Kinder Morgan, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

Exhibit Number	Description of Exhibit
4.9

Amendment No. 3 to Rights Agreement between Kinder Morgan, Inc. and First Chicago Trust Company of New York, as Rights Agent, dated September 1, 2001, incorporated by reference to Exhibit 4(m) to Kinder Morgan, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 28th day of March, 2003.

KINDER MORGAN, INC.

By:	/s/ Joseph Listengart
Joseph Listengart Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1

Certificate of Restatement of Articles of Incorporation of K N Energy, Inc., incorporated by reference to Exhibit 3(a) to Kinder Morgan, Inc.'s Annual Report on Form 10-K/A, Amendment No. 1, for the year ended December 31, 1999.

4.2

Certificate of Amendment of Certificate of Restatement of Articles of Incorporation of K N Energy, Inc., as filed on May 5, 1998, incorporated by reference to Exhibit 4.19 to the Registration Statement on Form S-3 (Registration No. 333-55921) of K N Energy, Inc. filed on June 3, 1998.

4.3

Certificate of Amendment of Certificate of Restatement of Articles of Incorporation of K N Energy, Inc., incorporated by reference to Exhibit 3.1 to Kinder Morgan, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

4.4	By-laws of Kinder Morgan, Inc., as amended October 7, 1999, incorporated by reference to Exhibit 3.2 to Kinder Morgan, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.
4.5

Form of certificate representing common stock of Kinder Morgan, Inc., incorporated by reference to Exhibit 4.1 to Kinder Morgan, Inc.'s Registration Statement on Form S-3 (Registration No. 333-102963) filed on February 4, 2003.

4.6

Rights Agreement between K N Energy, Inc. and the Bank of New York, as Rights Agent, dated as of August 21, 1995, incorporated by reference to Exhibit 99.1 to K N Energy, Inc.'s Form 8-A filed on August 31, 1995.

4.7

Amendment No. 1 to Rights Agreement between K N Energy, Inc. and the Bank of New York, as Rights Agent, dated as of September 8, 1998, incorporated by reference to Exhibit 10(cc) to K N Energy, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998.

4.8

Amendment No. 2 to Rights Agreement between K N Energy, Inc. and First Chicago Trust Company of New York, as successor-in-interest to the Bank of New York, as Rights Agent, dated July 8, 1999, incorporated by reference to Exhibit 4.1 to Kinder Morgan, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.

4.9

Amendment No. 3 to Rights Agreement between Kinder Morgan, Inc. and First Chicago Trust Company of New York, as Rights Agent, dated September 1, 2001, incorporated by reference to Exhibit 4(m) to Kinder Morgan, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.